Wills Trusts & Estate Planning Estate Administration Corporation & Business Law	Law Offices ANDREW J. BRITTON, P.A. 151 Center Road Venice, FL 34285	Telephone (941) 408-8008 __________ Telecopier (941) 408-0722

February 7, 2008

Mr. Roland G. Caldwell, Jr.
C/Funds Group, Inc.
201 Center Road, Suite Two
Venice, Florida 34285

RE: C/Funds Group, Inc. Registration

Dear Roland:

Pursuant to your request, I am furnishing you with the following legal opinion, based on copies of documents and information provided to me from you.

I have assumed the authenticity and completeness of all documents submitted as originals, the conformity to the originals of all documents submitted as copies, and the authenticity and completeness of the originals of all documents submitted as copies. I have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered and the authority of such persons signing. Further, I have assumed that no originals or copies submitted to me have been amended or modified since the date they were submitted to me.

It is my opinion that the C/Funds Group, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and that its Articles of Incorporation provide that when its shares of common stock are sold, they will be legally issued, fully paid and non-assessable. No opinion is being given with respect to laws of any other state or of the federal government.

Very truly yours,

/s/ Andrew J. Britton

Andrew J. Britton

AJB/bk
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